SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c),
AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

 (Amendment No. ____)*

China Housing & Land Development, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

16939V103
(CUSIP Number)

December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No.	16939V103

1.	NAMES OF REPORTING PERSONS Pingji Lu

2.	Check the Appropriate Box if a Member of a Group (See Instructions) ☐ (a) ☐ (b)

3.	SEC Use Only

4.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power	3,950,935
	6. Shared Voting Power	0
	7. Sole Dispositive Power	3,950,935
	8. Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	3,950,935

10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row 9	12.79%

12.	Type of Reporting Person (See Instructions) IN

Item 1.

(a) Name of Issuer:

China Housing & Land Development, Inc.

(b) Address of Issuer’s Principal Executive Offices:

6 Youyi Dong Lu, Han Yuan 4 Lou Xian, Shaanxi Province China 710054

Item 2.

(a) Name of Person Filing: (b) Address of Principal Business Office or, if none, Residence: (c) Citizenship:

Pingji Lu 6 Youyi Dong Lu, Han Yuan 4 Lou Xian, Shaanxi Province China 710054 Citizen of the People’s Republic of China

(d) Title of Class of Securities:

Common Stock, par value $0.001 per share

(e) CUSIP Number:

16939V103

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with § 240.13d−1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d−1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d−1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with § 240.13d−1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d−1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d−1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership.

(a)	Amount beneficially owned:	3,950,935
(b)	Percentage of class:	12.79%*
(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 3,950,935
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 3,950,935
(iv) Shared power to dispose or to direct the disposition of: 0

* Based on 30,893,757 shares of common stock outstanding as of November 13, 2008 as reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2008.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2009

PINGJI LU

/s/ Pingji Lu